UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 1)

TERREMARK WORLDWIDE, INC.

(Name of Subject Company (Issuer))

VERIZON HOLDINGS INC.

(Offeror)

a wholly-owned subsidiary of

VERIZON COMMUNICATIONS INC.

(Parent of Offeror)

Common Stock, $.001 par value

(Title of Class of Securities)

881448203

(CUSIP Number of Class of Securities)

William L. Horton, Jr., Esq.

Senior Vice President, Deputy General Counsel and Corporate Secretary

Verizon Communications Inc.

140 West Street

New York, New York 10007

(212) 395-1000

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Frederick S. Green, Esq.

Michael E. Lubowitz, Esq.

Weil, Gotshal & Manges LLP

767 Fifth Avenue

New York, NY 10153

(212) 310-8000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$1,514,272,412.00	$175,807.03

(1)	Estimated for purposes of calculating the filing fee only. The transaction valuation was calculated by adding (i) 67,402,815 shares of common stock of Terremark Worldwide, Inc. (“Terremark”) outstanding multiplied by the offer price of $19.00 per share, (ii) 2,030,268 shares of common stock of Terremark, which were subject to issuance pursuant to the exercise of outstanding options multiplied by $19.00, (iii) 3,168,437 unvested shares of restricted common stock of Terremark multiplied by $19.00, (iv) 2,014,750 shares of common stock of Terremark, which were subject to issuance pursuant to the exercise of outstanding warrants multiplied by $19.00 and (v) 5,082,278 shares of common stock of Terremark reserved for issuance upon the conversion of the 6.625% senior convertible notes of Terremark due 2013, which is the number of shares of common stock that may be issued under the convertible notes assuming an offer price of $19.00 per share and a closing date of March 11, 2011. Other than with respect to the number of shares of common stock of Terremark reserved for issuance upon the conversion of the 6.625% senior convertible notes of Terremark due 2013, the calculation of the filing fee is based on Terremark’s representation of its capitalization as of January 26, 2011. as set forth in the Agreement and Plan of Merger, dated as of January 27, 2011 by and among Verizon Communications Inc., Verizon Holdings Inc. and Terremark.
(2)	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934 by multiplying the transaction value by 0.00011610.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: $175,807.03	Filing Party: Verizon Communications Inc. and Verizon Holdings Inc.

Form of Registration No.: Schedule TO	Date Filed: February 10, 2011

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.

☐	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

This Amendment No. 1 to the Tender Offer Statement on Schedule TO filed with the U.S. Securities and Exchange Commission (the “SEC”) on February 18, 2011, amends and supplements the Tender Offer Statement on Schedule TO filed on February 10, 2011 (the “Schedule TO”), and relates to the offer by Purchaser (as defined below) to purchase all of the outstanding shares of common stock, par value $.001 per share (the “Shares”), of Terremark Worldwide, Inc., a Delaware corporation (“Terremark”), at a purchase price of $19.00 per Share, net to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 10, 2011 (which, together with any amendments and supplements thereto, collectively constitute the “Offer to Purchase”) and in the related Letter of Transmittal, copies of which are attached to the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, collectively constitute the “Offer”). The Schedule TO (including the Offer to Purchase) filed with the SEC by Verizon Holdings Inc., a Delaware corporation (“Purchaser”) and Verizon Communications Inc., a Delaware corporation and the sole stockholder of Purchaser (“Parent”), on February 10, 2011 and the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the SEC by Terremark on February 11, 2011 (and as amended from time to time) contain important information about the Offer, all of which should be read carefully by Terremark stockholders before any decision is made with respect to the Offer. The Offer is made pursuant to the Agreement and Plan of Merger, dated as of January 27, 2011, as it may be amended from time to time, by and among Parent, the Purchaser and Terremark.

Documentation relating to the Offer has been mailed to Terremark stockholders and may be obtained at no charge at the website maintained by the SEC at www.sec.gov and may also be obtained by directing a request by mail to Georgeson Inc., 199 Water Street, 26th Floor, New York, New York 10038, or by calling toll-free at (800) 903-2897.

Items 1-11.

The Offer to Purchase is hereby amended by:

A. Replacing the last sentence of the second paragraph of Section 9 entitled “Source and Amount of Funds” in its entirety with the following two sentences:

Parent currently has, and expects that it will have at the completion of the Offer and the closing of the Merger, sufficient cash on hand from funds received from operations and the issuance of commercial paper to purchase all Shares validly tendered in the Offer and to consummate the Merger. Parent believes that it will not be necessary to raise funds from the issuance of capital market securities or a bridge loan in order to complete the Offer and close the Merger.

B. Replacing the ninth and tenth paragraphs of Section 16 entitled “Certain Legal Matters; Regulatory Approvals” in their entirety as follows:

Legal Proceedings. Eight putative class action lawsuits have been filed in connection with the Offer and the Merger: (i) Schaefer v. Terremark Worldwide, Inc., et al. (Case No. 11-03279-CA-32), filed on January 31, 2011, in the Circuit Court of the Eleventh Judicial Circuit in and for Miami-Dade County, Florida; (ii) Stackewicz v. Terremark Worldwide, Inc., et al. (Case No. 11-03106-CA-40), filed on January 28, 2011, in the Circuit Court of the Eleventh Judicial Circuit in and for Miami-Dade County, Florida; (iii) Jiannaras v. Terremark Worldwide, Inc., et al. (Case No. 11-03471-CA-40), filed on February 2, 2011, in the Circuit Court of the Eleventh Judicial Circuit in and for Miami-Dade County, Florida; (iv) Hogan v. Terremark Worldwide, Inc., et al. (Case No. 1:11-cv-20369), filed on February 2, 2011 in the United States District Court, Southern District of Florida, Miami Division; (v) Minneapolis Firefighters’ Relief Association v. Amore, et al. (Case No. 6175-VCN), filed on February 7, 2011 in the Court of Chancery of the State of Delaware; (vi) Trejo v. Terremark Worldwide, Inc., et al. (Case No. 11-04668-CA-3), filed on February 11, 2011, in the Circuit Court of the Eleventh Judicial Circuit in and for Miami-Dade County, Florida; (vii) Adams v. Amore, et al. (Case No. 11-04838-CA-13), filed on February 14, 2011, in the Circuit Court of the Eleventh Judicial Circuit in and for Miami-Dade County, Florida; and (viii) Abril v. Medina, et al. (Case No. 1:11-cv-20555), filed on February 17, 2011, in the United States District Court, Southern District of Florida, Miami Division.

All of the complaints except for the Minneapolis Firefighters’ Relief Association complaint name Terremark, the members of the Terremark Board, Parent and Purchaser as defendants. The Minneapolis Firefighters’ Relief Association suit names the members of the Terremark Board, Parent and Purchaser, but not Terremark, as defendants. The Adams suit names Terremark, the members of the Terremark Board, Parent, Purchaser, and Credit Suisse Securities (USA) LLC (“Credit Suisse”) as defendants. All eight lawsuits are brought by purported stockholders, both individually and on behalf of a putative class of stockholders, alleging that the Terremark Board breached its fiduciary duties in connection with the Offer and the Merger by purportedly failing to maximize stockholder value, and that Terremark (as applicable), Parent, Purchaser, and Credit Suisse (as applicable) aided and abetted the alleged breaches. The Adams and Abril complaints allege that Terremark’s Solicitation/Recommendation Statement on Schedule 14D-9 failed to disclose certain material information to Terremark’s stockholders. The Abril complaint also alleges that Terremark and the Terremark Board violated Sections 14(d)(4) and 14(e) of the Exchange Act. All eight lawsuits seek equitable relief, including, among other things, to enjoin consummation of the Offer and the Merger and an award of all costs, including reasonable attorneys’ fees. The Schaefer, Stackewicz, Jiannaras, Hogan, Adams and Abril complaints also seek rescission of the Merger Agreement and/or the transactions contemplated by the Merger Agreement. The Hogan, Minneapolis Firefighters’ Relief Association and Abril complaints additionally seek compensatory and/or recissory damages. The Delaware Court in the Hogan complaint has scheduled a hearing on the Delaware plaintiff’s application for a preliminary injunction to enjoin consummation of the transactions contemplated by the Merger Agreement for Wednesday, March 2, 2011. Parent and Purchaser believe that these lawsuits are without merit and intend to vigorously defend against them; however, there can be no assurance that they will be successful in their defense.

C. Deleting the parenthetical phrase “(adjusted earnings before interest, taxes, depreciation and amortization)” after the word “EBITDA” from the table at the end of Section 7 entitled “Certain Information Concerning Terremark”; and

D. Adding the following information after the table at the end of Section 7 entitled “Certain Information Concerning Terremark”:

The projected financial information set forth in this Offer to Purchase includes projections of Terremark’s EBITDA. Terremark defines EBITDA as net income (loss) before interest, taxes, depreciation and amortization. EBITDA is not a financial measurement prepared in accordance with GAAP, and EBITDA should not be considered a substitute for net income (loss) or any other measure derived in accordance with GAAP. Because EBITDA excludes some, but not all, items that affect net income (loss) and may vary among companies, EBITDA as presented by Terremark may not be comparable to similarly titled measures of other companies. A reconciliation of the differences between EBITDA and net income (loss), a financial measurement prepared in accordance with GAAP, is set forth below. This reconciliation is included in this document pursuant to SEC rules.

	Year Ending December 31,
	2011P	2012P	2013P	2014P	2015P
	(Dollars in Millions)
EBITDA	$125	$175	$224	$266	$304
Depreciation and Amortization	(63)	(72)	(78)	(86)	(92)
Net Interest Income / (Expense)	(70)	(72)	(71)	(68)	(68)
Taxes	(3)	(3)	(3)	(3)	(3)

Net Income (loss)	$(11)	$28	$72	$109	$141

SIGNATURE

After due inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

VERIZON COMMUNICATIONS INC.

By:	/s/ John W. Diercksen
	Name:	John W. Diercksen
	Title:	Executive Vice President – Strategy, Development and Planning

VERIZON HOLDINGS INC.

By:	/s/ John W. Diercksen
	Name:	John W. Diercksen
	Title:	Executive Vice President – Strategy, Development and Planning

Date: February 18, 2011